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June 24, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form N-1A (CIK No. 0002025137) for Virtus Solutions SMA Trust (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of its Registration Statement on Form N-1A (Accession No. 0001193125-24-154229), together with all exhibits thereto, filed with the Securities and Exchange Commission on June 4, 2024.

This request is being made because the Registration Statement inadvertently went effective earlier than expected due to a scrivener’s error and prior to the completion of various aspects of the disclosure required to be included therein. No securities have been sold under this registration, and the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477. The Registrant intends to file a new Registration Statement as soon as reasonably practicable that is substantially identical to the one previously filed, but with a new filing date and the necessary legend on the cover to delay effectiveness.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at (860) 263-4790.

Sincerely,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Funds

Securities distributed by VP Distributors, LLC